

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 5, 2017

Via E-Mail
Christen E.J. Lee
KKR Real Estate Finance Manager LLC
9 West 57th Street
New York, New York 10019

> **Re:** **KKR Real Estate Finance Trust Inc.**
> **Registration Statement on Form S-11**
> **Filed April 3, 2017**
> **File No. 333-217126**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

General

1. We note your response to comment 3 of our prior letter. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Our Structure, page 16

2.   We note your disclosure on page 17 that the investor that holds your non-voting preferred stock is entitled to receive preferred distributions in an amount equal to the distributions you receive from a taxable REIT subsidiary with respect to amounts received by that subsidiary from Non-Voting Manager Units owned by it. We also note your disclosure on the same page that your Manager's Non-Voting Manager Units are held by certain of your existing investors. With a view towards disclosure, please provide us with more information about how the preferred distributions payable on your non-voting preferred stock are calculated.

Use of Proceeds, page 80

3.   We note your response to comment 14 in which you state that you believe that your cash on hand of $96.2 million and capital commitments are sufficient to satisfy your $40.0 million commitment to an aggregator vehicle and future funding obligations of $163.9 million as of December 31, 2016 regardless as to whether or when your offering is completed. We also note your disclosure on page 94 which states that you intend to use net proceeds from the remaining $355.3 million of equity capital commitments as of December 31, 2016 ($207.6 million as of February 28, 2017) and from this offering to invest in your target assets. Please reconcile these two statements or revise your Use of Proceeds disclosure to include the $40.0 million commitment to the aggregator vehicle and the future funding obligations of $163.9 million.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Subsequent Events, page 94

4.   We note your revised disclosure in response to comment 18 in which you disclose that the aggregator vehicle in which you have made a $40.0 million commitment is controlled and advised by affiliates of your Manager. Please revise your disclosure to identify the affiliates of your Manager to which you refer.

Results of Operations, page 94

5.   We note your disclosure on page 18 which states that for purposes of calculating your management fee, Equity is defined, among other things, to include the sum of the net proceeds received by you from all issuances of your or your subsidiaries' equity securities since inception. Please tell us whether your historical management fee amounts are calculated based on all of your capital commitments or just the portion that have been drawn. If your historical management fee amounts are based on drawn capital commitments only, please disclose this here and in the forepart of your prospectus and explain how this will impact your management fee following the conclusion of your offering.

Liquidity and Capital Resources

Master Repurchase Agreements, page 99

6.   We note your disclosure on page 100 that as of December 31, 2016 and 2015, the weighted average haircut under your repurchase agreements was 43.6% and 27.9%, respectively. Please expand you disclosure to discuss the reasons for the increase in your weighted average haircut.

Our Manager and the Management Agreement

Historical Performance of Certain Real Estate Funds Managed by KKR, page 167

7.   We note the description of the historical performance of KKR Real Estate Partners Americas L.P., KKR Real Estate Partners Americas II L.P. and KKR Real Estate Partners Europe L.P. Please balance your disclosure to include any material adverse business developments or conditions experienced by any such program or any such program's manager and its affiliates that would be material to investors in your company.

Performance, page 168

8.   We note your disclosure in footnote 3 on page 169 that "Realizations have not been shown for investment funds that made their first investment more recently than 24 months prior to December 31, 2016…." Please tell us why you have excluded realizations in these circumstances.

9.   We note your discussion of recycled capital in footnote 4. Please also disclose any other items that would cause the return figures presented on page 169 to differ from the returns that investors in your company will experience. For instance, if management fees for the funds presented on page 169 are only charged on called capital, please discuss that dynamic. Please also describe how you calculated the holding period referenced in footnote 4 and consider including disclosure, if applicable, as to why investors in funds subject to periodic capital calls may place greater importance on such calculation than an investor in your company.

Index to Financial Statements

Notes to Consolidated Financial Statements December 31, 2016

Note 5. Debt, page F-24

10.   We note that in the table on page F-24 the Final Maturity Dates for the Wells Fargo and Morgan Stanley agreements reflect extension periods that, based on the footnotes, appear to be entirely at the discretion of the lenders. Please clarify whether an extension may be denied even if all covenants and thresholds have been satisfied.

Note 10. Fair Value of Financial Instruments

Valuation Methodologies, page F-40

11.   We note your response to comment 32, in which you refer to "a quotation [that is] not available or is determined to be unreliable."   Please clarify to us if the hypothetical quotation to which you are referring is from the independent valuation firm or from a broker-dealer. Based upon your response, it appears that in cases where a non-binding quote from a broker-dealer is either 1) not available or 2) determined to be unreliable, you base your valuation on that non-binding broker quote. Please explain this statement, if applicable. In either case, whether you were referring to a quotation from an independent valuation firm or a broker-dealer, please clarify how you would determine that the price obtained is unreliable or an inadequate representation of the fair value of the security.

12.   Related to the comment above, please clarify whether you use one of the non-binding quotes, an average of the non-binding quotes, or some other method to determine fair value of the CMBS when multiple quotes are received.

13.   We note your response to comment 33.   Please clarify what would happen if, in the case of a Positive Assurance Valuation, the independent valuation firm does not conclude that management's inputs and results are reasonable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

                             Sincerely,

                             /s/ Sandra B. Hunter

                             Sandra B. Hunter
                             Staff Attorney
                             Office of Real Estate and
                             Commodities

cc: Joseph H. Kaufman, Esq.
       Simpson Thacher & Bartlett LLP
       Via E-mail